UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Hill International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

431466101

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

SEBASTIAN ALSHEIMER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 27, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE AIRFLOW CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		465,064
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

465,064
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,311,409
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,311,409
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,311,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.29%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,769,180
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,769,180
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,769,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.09%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,545,653
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,545,653
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,545,653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.18%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,545,653
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,545,653
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,545,653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.18%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,080,589
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,080,589
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,080,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.37%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		465,064
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

465,064
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,790,018
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,790,018
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,790,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.61%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 431466101

The following constitutes the Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engine Airflow, Engine Capital, and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 465,064 Shares directly and beneficially owned by Engine Airflow is approximately $2,549,492, including brokerage commission. The aggregate purchase price of the 1,311,409 Shares directly and beneficially owned by Engine Capital is approximately $5,674,338, including brokerage commissions. The aggregate purchase price of the 1,769,180 Shares directly and beneficially owned by Engine Jet is approximately $8,810,952, including brokerage commissions.

The 244,365 Shares held directly by Mr. Ajdler were awarded to him in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,331,357 Shares outstanding as of September 29, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Form DEFM14A filed with the Securities and Exchange Commission on September 30, 2022.

A.	Engine Airflow
(a)	As of the date hereof, Engine Airflow directly owned 465,064 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 465,064
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 465,064
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Airflow has not entered into any transactions in the Shares during the past sixty days.
B.	Engine Capital
(a)	As of the date hereof, Engine Capital directly owned 1,311,409 Shares.

Percentage: Approximately 2.29%

(b)	1. Sole power to vote or direct vote: 1,311,409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,311,409
4. Shared power to dispose or direct the disposition: 0

10

CUSIP No. 431466101

(c)	The transactions in the Shares by Engine Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Engine Jet
(a)	As of the close of the date hereof, Engine Jet directly owned 1,769,180 Shares.

Percentage: Approximately 3.09%

(b)	1. Sole power to vote or direct vote: 1,769,180
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,769,180
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Jet during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Airflow, Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Airflow, Engine Capital and Engine Jet. As of the date hereof, Engine Management may be deemed to beneficially own 3,545,653 Shares.

Percentage: Approximately 6.18%

(b)	1. Sole power to vote or direct vote: 3,545,653
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,545,653
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares during the past sixty days.
E.	Engine GP
(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 3,545,653 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Airflow.

Percentage: 6.18%

(b)	1. Sole power to vote or direct vote: 3,545,653
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,545,653
4. Shared power to dispose or direct the disposition: 0

(c)	Engine GP has not entered into any transactions in the Shares during the past sixty days.
11

CUSIP No. 431466101

F.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Investments may be deemed to beneficially own 3,080,589 Shares.

Percentage: Approximately 5.37%

(b)	1. Sole power to vote or direct vote: 3,080,589
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,080,589
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares during the past sixty days.
G.	Engine Investments II
(a)	Engine Investments II, as the general partner of Engine Airflow may be deemed to beneficially own the Shares owned directly by Engine Airflow. As of the date hereof, Engine Investments II may be deemed to beneficially own 465,064 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 465,064
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 465,064
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments II has not entered into any transactions in the Shares during the past sixty days.
H.	Arnaud Ajdler
(a)	As of the close of business on the date hereof, Mr. Ajdler beneficially owned directly 244,365 Shares issuable upon settlement of deferred stock units held by Mr. Ajdler. Mr. Ajdler, as the managing member of Engine Management, Engine GP, Engine Investments and Engine Investments II, may be deemed to beneficially own the 3,545,653 Shares owned beneficially by Engine Management, Engine Investments, and Engine Investments II.

Percentage: Approximately 6.61%

(b)	1. Sole power to vote or direct vote: 3,790,018
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,790,018
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ajdler has not entered into any transactions in the securities of the Issuer during the past sixty days.

12

CUSIP No. 431466101

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

13

CUSIP No. 431466101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2022

Engine Airflow Capital, L.P.

By:	Engine Investments II, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

14

CUSIP No. 431466101

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments II, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER

15

CUSIP No. 431466101

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

ENGINE CAPITAL, L.P.

Sale of Common Stock	(95,531)	3.3700	10/26/22
Sale of Common Stock	(336,824)	3.3700	10/27/22
Sale of Common Stock	(116,510)	3.3700	10/28/22
Sale of Common Stock	(352,649)	3.3701	10/31/22
Sale of Common Stock	(676,131)	3.3772	11/01/22

ENGINE JET CAPITAL, L.P.

Sale of Common Stock	(8,300)	3.6000	10/19/22
Sale of Common Stock	(2,706)	3.3700	10/20/22
Sale of Common Stock	(13,434)	3.3700	10/24/22
Sale of Common Stock	(18,623)	3.3700	10/25/22
Sale of Common Stock	(16,200)	3.3700	10/26/22
Sale of Common Stock	(90,224)	3.3700	10/26/22
Sale of Common Stock	(17,105)	3.3700	10/26/22
Sale of Common Stock	(60,307)	3.3700	10/27/22
Sale of Common Stock	(20,861)	3.3700	10/28/22
Sale of Common Stock	(63,140)	3.3701	10/31/22
Sale of Common Stock	(121,058)	3.3772	11/01/22